EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Abitibi-Consolidated Inc. ("ACI")

and Abitibi-Consolidated Company of Canada

1155 Metcalfe Street

Suite 800

Montreal, Québec

H3B 5H2

Item 2	Date of Material Change

October 23, 2007

Item 3	News Release

A press release was disseminated by CNW Telbec on October 23, 2007 from Montreal, Québec.

Item 4	Summary of Material Change

ACI and Bowater Incorporated ("Bowater") have reached an agreement with the United States Department of Justice that will allow the completion of the proposed combination of the two companies.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 23, 2007, ACI and Bowater announced that they had reached an agreement with the United States Department of Justice that will allow the completion of the proposed combination of the two companies. Under the terms of the agreement, which was signed and filed on October 23, 2007 in the U.S. Federal District Court in Washington, D.C., the companies have agreed to divest one newsprint mill, ACI's mill in Snowflake, Arizona. The Snowflake mill has an annual capacity of approximately 375,000 tonnes. Scotia Capital Inc. will be engaged as exclusive financial advisor for the sale of the Snowflake mill and related assets.

The proposed combination has now received all necessary regulatory approvals, including those from the Canadian Competition Bureau, the Federal Minister of Industry under the Investment Canada Act, the Québec Superior Court and the U.S. Department of Justice, as well as the necessary approvals from shareholders of both ACI and Bowater. The combination is expected to close by the end of October, 2007, following the completion of certain administrative formalities.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Pierre Rougeau

Senior Vice-President, Corporate Development and Chief Financial Officer

(514) 875-2160

Item 9	Date of Report

October 25, 2007